

May 8, 2013

Via E-mail
Stanley T. Weiner
Chief Executive Officer
STW Resources Holding Corp.
619 West Texas Ave., Suite 126
Midland, Texas 79701

> **Re: STW Resources Holding Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 1, 2013**
> **Response dated April 25, 2013**
> **File No. 000-52654**

Dear Mr. Weiner:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your response to our letter dated April 8, 2013. Please clarify for us whether you have any current plans, proposals, or arrangements, written or otherwise, to issue any of the newly available authorized share in connection with an acquisition.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director